APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Wicked BOLD
Income Statement - unaudited
For the periods ended 12/31/2020

	Current Period
	1/1/2019 - 12/31/2019
REVENUES	
Sales	$ 8,712.00
Other Revenue	-
TOTAL REVENUES	**8,712.00**
COST OF GOODS SOLD	
Cost of Sales	3,503.00
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	3,503.00
GROSS PROFIT (LOSS)	5,209.00
OPERATING EXPENSES	
Advertising and Promotion	2,450.00
Bank Service Charges	-
Business Licenses and Permits	520.00
Computer and Internet	
Depreciation	-
Dues and Subscriptions	150.00
Consulting	1,183.00
Janitorial	5,757.00
Miscellaneous Expense	-
Office Supplies	-
Payroll Processing	-
Professional Services - Legal, Accounting	1,500.00
Occupancy	-
Rental Payments	3,650.00
Salaries	-
Discounts	643.00
Delivery and Freight	542.00
Utilities	-
Website Development	-
TOTAL OPERATING EXPENSES	16,395.00

OPERATING PROFIT (LOSS)   (11,186.00)

INTEREST (INCOME), EXPENSE & TAXES
Interest (Income)   -
Interest Expense   -
Income Tax Expense   -
TOTAL INTEREST (INCOME), EXPENSE & TAXES   -

NET INCOME (LOSS) $ (11,186.00)

Wicked BOLD
Balance Sheet - unaudited
For the period ended 12/31/2020

	Current Period
	31-Dec-20
ASSETS	
Current Assets:	
Cash	$ 3,100.00
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	3,100.00
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	2,800.00
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	2,800.00
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ 5,900.00
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		5,900.00
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		5,900.00
TOTAL LIABILITIES & EQUITY	$	**5,900.00**
Balance Sheet Check		-

Wicked BOLD LLC

Profit and Loss

January - December 2021

	TOTAL
Income	
Sales	146,244.94
Uncategorized Income	104.07
Total Income	**$146,349.01**
Cost of Goods Sold	
Cost of goods sold	0.00
Equipment rental	113.49
Supplies & materials - COGS	69,602.02
Total Cost of goods sold	**69,715.51**
Total Cost of Goods Sold	**$69,715.51**
GROSS PROFIT	**$76,633.50**
Expenses	
Advertising & marketing	2,520.82
Social media	1,897.15
Website ads	412.85
Total Advertising & marketing	**4,830.82**
Building & property rent	11,008.88
Business Consultant	1,058.53
Business licences	270.00
Contract labor	450.00
Employee benefits	0.00
Tips Paid	1,758.00
Total Employee benefits	**1,758.00**
General business expenses	0.00
Bank fees & service charges	25.99
Memberships & subscriptions	3,248.38
Shopify Fees	2,065.04
Square Fees	1,957.48
Total General business expenses	**7,296.89**
Insurance	0.00
Business insurance	1,713.65
Total Insurance	**1,713.65**
Legal & accounting services	0.00
Legal fees	624.35
Total Legal & accounting services	**624.35**
Meals	1,023.14
Office expenses	0.00
Merchant account fees	98.13
Printing & photocopying	1,045.58
Shipping & postage	9,775.59

Wicked BOLD LLC

Profit and Loss

January - December 2021

	TOTAL
Shipping Supplies	2,955.01
Software & apps	4,052.79
Total Office expenses	**17,927.10**
Payroll expenses	0.00
Wages	30,345.45
Total Payroll expenses	**30,345.45**
Repairs & maintenance	4,999.90
Storage Rental	120.00
Supplies	1,447.83
Supplies & materials	4,954.75
Total Supplies	**6,402.58**
Taxes paid	524.54
Payroll taxes	11,592.83
Total Taxes paid	**12,117.37**
Travel	1,049.00
Utilities	2,743.51
Total Expenses	**$105,739.17**
NET OPERATING INCOME	$ -29,105.67
Other Expenses	
Vehicle expenses	0.00
Vehicle gas & fuel	80.69
Total Vehicle expenses	**80.69**
Total Other Expenses	**$80.69**
NET OTHER INCOME	$ -80.69
NET INCOME	$ -29,186.36

Wicked BOLD LLC

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BASIC SMALL BUSINESS (3155) - 1	762.44
Cash	156.87
XXXX6516 - 2	827.83
Total Bank Accounts	**$1,747.14**
Other Current Assets	
Loans to others	777.89
Total Other Current Assets	**$777.89**
Total Current Assets	**$2,525.03**
TOTAL ASSETS	**$2,525.03**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
AMEX Business Credit Card	0.00
Total Credit Cards	**$0.00**
Other Current Liabilities	
Short-term business loans	8,500.00
Total Other Current Liabilities	**$8,500.00**
Total Current Liabilities	**$8,500.00**
Long-Term Liabilities	
Long-term business loans	32,054.18
Total Long-Term Liabilities	**$32,054.18**
Total Liabilities	**$40,554.18**
Equity	
Opening balance equity	1,779.79
Owner draws	-10,622.58
Retained Earnings	0.00
Net Income	-29,186.36
Total Equity	**$ -38,029.15**
TOTAL LIABILITIES AND EQUITY	**$2,525.03**

I, Deric Cahill, certify that:

1. The financial statements of Wicked BOLD LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Wicked BOLD LLC included in this Form reflects accurately the information reported on the tax return for Wicked BOLD LLC for the fiscal years ended 2020 and 2021 (most recently available as of the Date of this Form C).

Signature   *Deric Cahill*

Name: Deric Cahill

Title: CEO